Exhibit 99.7(aa)

AMENDMENT TO THE
FUND PARTICIPATION AGREEMENT

This Amendment, dated as of [                         ], by and among Neuberger Berman Advisers Management Trust (“Trust”), Neuberger Berman Management LLC (“NBM”) (formerly, Neuberger Berman Management Inc.) and Jefferson National Life Insurance Company (the “Life Company”), is made to the Fund Participation Agreement, dated as of April 30, 1997, as amended (the “Agreement”).  Terms defined in the Agreement are used herein as therein defined.

WHEREAS, the Trust is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940, as amended (“40 Act”) as an open-end, diversified management investment company; and

WHEREAS, the Trust is organized as a series fund comprised of several separate portfolios (“Portfolios”); and

WHEREAS, the Life Company, Trust and NBM are parties to the Agreement pursuant to which separate accounts of the Life Company invest proceeds from variable annuity and/or variable life insurance policies in one or more Portfolios of the Trust; and

NOW, THEREFORE, in consideration of the promises and mutual covenants hereinafter contained, the parties agree as follows:

1.              Effective January 1, 2015, Jefferson National Life Insurance Company of New York is hereby added as a party to the Agreement. All references to the Company shall be deemed to include Jefferson National Life Insurance Company of New York.

JEFFERSON NATIONAL LIFE INSURANCE COMPANY		NEUBERGER BERMAN MANAGEMENT LLC

By:		By:
Name:	Craig Hawley	Name:
Title:	General Counsel & Secretary	Title:

JEFFERSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

By:
Name:	Craig Hawley
Title:	General Counsel & Secretary